NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 36th annual general meeting (AGM) of the members of Dr. Reddy's Laboratories Limited (CIN: L85195TG1984PLC004507) will be held on Thursday, 30 July 2020 at 9.00 am through Video Conferencing (VC) facility/Other Audio Visual Means (OAVM), to transact the following business:

ORDINARY BUSINESS:

1. To receive, consider and adopt the financial statements (standalone and consolidated) of the company for the year ended 31 March 2020, including the audited balance sheet as at 31 March 2020 and the statement of profit and loss of the company for the year ended on that date along with the reports of the board of directors and auditors thereon.

2. To declare dividend on the equity shares for the financial year 2019-20.

3. To reappoint Mr. K Satish Reddy (DIN: 00129701), as a director, who retires by rotation, and being eligible offers himself for the reappointment.

SPECIAL BUSINESS:

4. **TO APPROVE THE REAPPOINTMENT OF MR. G V PRASAD (DIN: 00057433) AS WHOLE-TIME DIRECTOR DESIGNATED AS CO-CHAIRMAN AND MANAGING DIRECTOR.**

   To consider and, if thought fit, to pass, with or without modification(s), the following resolution as an ordinary resolution:

   "**RESOLVED THAT** pursuant to the provisions of Section 196, 197, 198, 203 and any other applicable provisions, if any, of the Companies Act, 2013, the relevant Rules made thereunder, read with Schedule V of the said Act (including any statutory modifications and re-enactment thereof, for the time being in force), consent of the members of the company be and is hereby accorded for the reappointment of Mr. G V Prasad (DIN: 00057433) as whole-time director designated as co-chairman and managing director of the company for a further period of five years with effect from 30 January 2021 to 29 January 2026, liable to retire by rotation, on below terms and conditions including remuneration with authority to the board of directors to alter, modify and vary the terms and conditions including his designation and remuneration and/or perquisites payable or to be provided (including any monetary value thereof) to Mr. G V Prasad, to the extent the board of directors may at its discretion deem fit:

   (A) SALARY: ₹ 12,00,000 per month plus an increase of up to 5% of the salary after completion of every year, as may be decided by the NGCC and/or the board;

   (B) PERQUISITES:

   Category A:

   1. Housing: Rent free accommodation or house rent allowance of ₹ 6,00,000 per month (50% of salary);
   2. Medical reimbursement for self and family as per the rules of the company, value not exceeding ₹ 15,000 per annum; and
   3. Leave travel assistance, as per the rules of the company and value not exceeding ₹ 12,00,000 per annum.

   Category B:

   Contribution to provident fund, superannuation fund or annuity fund as per the rules of the company. These will not be included in the computation of the ceiling on perquisites or remuneration to the extent these either singly or put together are not taxable under the Income Tax Act, 1961. Gratuity payable shall not exceed half-a-month's salary for each completed year of service.

   Encashment of leave will not be included in the computation of the ceiling on perquisites.

   Category C:

   1. Chauffeur driven cars for company's business; and
   2. Telephone at residence and mobile phone for company's business.

   (C) COMISSION:

   In addition to the salary and perquisites, a commission will also be payable to Mr. Prasad up to 0.75% of the net profits of the company calculated in the manner referred to in Section 198 of the Companies Act, 2013, as may be decided by the board of directors of the company, every year.

   RESOLVED FURTHER THAT in the event of any loss or inadequacy of profits in any financial year during his tenure, the company shall remunerate Mr. Prasad, as minimum remuneration by way of salary, perquisites or any other allowance as specified above and in accordance with the applicable provisions of the Companies Act, 2013 and the Rules made thereunder."

5. **TO APPROVE THE CONTINUATION OF DIRECTORSHIP OF MR. PRASAD R MENON (DIN:00005078), INDEPENDENT DIRECTOR, IN TERMS OF REGULATION 17(1A) OF THE SEBI (LISTING OBLIGATIONS AND DISCLOSURE REQUIREMENTS) REGULATIONS, 2015.**

   To consider and, if thought fit, to pass, with or without modification(s), the following resolution as a special resolution:

   "**RESOLVED THAT** pursuant to the Regulation 17(1A) and any other applicable Regulations of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 including any statutory modifications and re-enactment thereof, for the time being in force, approval of the members of the company be and is hereby accorded for continuation of directorship of Mr. Prasad R Menon

(DIN: 00005078) as a non-executive independent director, who will attain the age of seventy five years, up to the expiry of his present term i.e. 29 October 2022 on the existing terms and conditions."

6. **TO RATIFY THE REMUNERATION PAYABLE TO COST AUDITORS, M/S. SAGAR & ASSOCIATES, COST ACCOUNTANTS FOR THE FINANCIAL YEAR ENDING 31 MARCH 2021.**

To consider and, if thought fit, to pass, with or without modification(s), the following resolution as an ordinary resolution:

"RESOLVED THAT pursuant to the provisions of Section 148 and other applicable provisions, if any, of the Companies Act, 2013 and the Companies (Audit and Auditors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force), M/s. Sagar & Associates, cost accountants (Firm Registration No. 000118) appointed by the board of directors of the company as cost auditors for the financial year ending 31 March 2021, be paid a remuneration of ₹ 700,000/- (Rupees seven lakhs) per annum plus out of pocket expenses, at actuals and applicable taxes.

RESOLVED FURTHER THAT the board of directors of the company be and are hereby authorized to do all such acts, matters, deeds and things as may be necessary to give effect to the above resolution."

NOTES:

1) The statement pursuant to Section 102(1) of the Companies Act, 2013 and the Rules made thereunder in respect of the special business set out in the notice, Secretarial Standard on General Meetings (SS-2), wherever applicable, and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, (Listing Regulations) wherever applicable, is annexed hereto. The board of directors of the company at its meeting held on 20 May 2020 concluded that the special businesses under item number 4 to 6, are critical and considered unavoidable, and hence need to be transacted at the 36th AGM of the company.

2) In view of the continuing COVID-19 pandemic, for maintaing social distancing norms and pursuant to General Circular No.s 14/2020, 17/2020 and 20/2020 dated 8 April 2020, 13 April 2020 and 5 May 2020, respectively, issued by the Ministry of Corporate Affairs (MCA) and Circular No. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated 12 May 2020 issued by the Securities and Exchange Board of India (collectively referred to as 'the Circulars') permitted the holding of AGM through VC/OAVM, without the physical presence of the members at a common venue. Accordingly, the 36th AGM of the company will be convened through VC/OAVM in compliance with the provisions of the Companies Act, 2013 and Rules made thereunder, Listing Regulations read with the aforesaid Circulars. The deemed venue for the 36th AGM shall be the registered office of the company i.e. 8-22-337, Road No. 3, Banjara Hills, Hyderabad – 500034, India.

3) In line with the circulars, the company is providing VC/OAVM facility to its members to attend the AGM. The facility for attending the AGM virtually will be made available for 1,000 members on first come first served basis. This will not include large members (i.e. members with 2% or more shareholding), promoters, institutional investors, directors, key managerial personnel, the chairpersons of the audit committee, nomination, governance and compensation committee and stakeholders' relationship committee, auditors etc. who are allowed to attend the AGM without restriction on account of first come first served basis.

4) The VC/OAVM facility for members to join the meeting, shall be kept open 30 minutes before the start of the AGM and shall be closed on expiry of 30 minutes after start of the AGM. Members can attend the AGM through VC/OAVM by following the instructions mentioned in this notice.

5) The facility for appointment of proxies by members is not available as the AGM will be held through VC/OAVM and physical attendance of the members is dispensed with pursuant to the aforesaid Circulars.

6) Corporate members whose authorized representatives are intending to attend the meeting are requested to send to the company at shares@drreddys.com a certified copy of the board resolution authorizing such representative to attend the AGM through VC/OAVM, and cast their votes through e-voting.

7) Members attending the AGM through VC/OAVM shall be counted for the purpose of reckoning the quorum under Section 103 of the Companies Act, 2013.

8) The requirement to place the matter relating to the appointment of statutory auditors for ratification by members at every AGM is omitted vide notification dated 7 May 2018 issued by the Ministry of Corporate Affairs, New Delhi. Accordingly, resolution for ratification of the appointment of statutory auditors who were appointed for a period of five years at the 32nd AGM held on 27 July 2016 is not proposed at this AGM.

9) The statutory registers including register of directors and key managerial personnel and their shareholding, the register of contracts or arrangements in which directors are interested maintained under the Companies Act, 2013 and all other documents referred to in the notice will be available for inspection in electronic mode. Members who wish to inspect the register are requested to write to the company by sending e-mail to shares@drreddys.com

10) In accordance with the aforesaid Circulars, the notice of the AGM along with the annual report for the financial year 2019-20 has been sent only through electronic mode to the members who have registered their e-mail addresses with the company/depository participants. Members may note that the notice of AGM and annual report are also available on the company's website: www.drreddys.com. The notice of AGM and annual report will also be available on website of NSDL (www.evoting.nsdl.com) and on the website of Stock Exchanges (www.bseindia.com) and (www.nseindia.com).

11) In accordance with the aforesaid Circulars, no physical copy of the notice of the AGM and the annual report for the financial year 2019-20 has been sent to members who have not registered their e-mail addresses with the company/depository participants. The members will be entitled to a physical copy of the annual report for the financial year 2019-20, free of cost, upon sending a request to the company secretary at 8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500 034, once normalcy is restored.

12) In accordance with the Circulars, members who have not registered their e-mail address may register their e-mail address on www.drreddys.com/investors/investor-services/shareholder-information or with their depository participant or send their consent at shares@drreddys.com along with their folio no./DP ID client ID and valid e-mail address for registration.

13) Pursuant to Section 108 of the Companies Act, 2013, read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as substituted by the Companies (Management and Administration) Amendment Rules, 2015, Regulation 44 of the Listing Regulations and the aforesaid Circulars, the company is pleased to offer voting by electronic means to the members to cast their votes electronically on all resolutions set forth in this notice. The detailed instructions for e-voting and attending the AGM through VC/OAVM are given as a separate attachment to this notice.

14) Members, desiring any information relating to the financials from the management or the statutory auditors, are requested to write to the company at an early date.

15) The certificate from the auditors of the company certifying that the company's 'Dr. Reddy's Employees Stock Option Scheme, 2002', 'Dr. Reddy's Employees ADR Stock Option Scheme, 2007' and 'Dr. Reddy's Employees Stock Option Scheme, 2018' are being implemented in accordance with the SEBI Regulations and the resolution passed by the members, is required to be placed at the AGM. Such certificate will be available for inspection by the members in electronic mode before and during the AGM. Members who wish to inspect the certificate are requested to write to the company by sending e-mail to shares@drreddys.com

16) Members are requested to intimate immediately, any change in their address to their depository participants with whom they are maintaining their demat accounts. If the shares are held in physical form, change in address has to be intimated to the company's registrar and transfer agent (RTA), Bigshare Services Private Limited, 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad 500 082, Telangana, India Tel: +91-40-2337 4967, Fax: +91-40-2337 0295, e-mail ID: bsshyd@bigshareonline.com

17) SEBI has mandated the submission of permanent account number (PAN) by every participant in securities market. Members holding shares in electronic form are, therefore, requested to submit their PAN to their depository participants with whom they are maintaining their demat accounts. Members holding shares in physical form should submit their PAN to the company or its RTA.

18) The register of members and share transfer books of the company will remain closed from Wednesday, 15 July 2020 to Friday, 17 July 2020 (both days inclusive).

19) The board of directors of the company at their meeting held on 20 May 2020 have recommended a dividend of ₹ 25/- per equity share of face value of ₹ 5/- each as final dividend for the financial year 2019-20. Dividend, if declared, at the 36th AGM, will be paid on or after 4 August 2020, subject to deduction of tax at source to those members whose names appear on the register of members of the company as of end of the day on 14 July 2020.

20) In terms of Schedule I of the Listing Regulations, listed companies are required to use the Reserve Bank of India's approved electronic mode of payment such as electronic clearance service (ECS), LECS (Local ECS)/RECS (Regional ECS)/NECS (National ECS), direct credit, real time gross settlement, national electronic fund transfer (NEFT), etc. for making payments like dividend etc. to the members.

    Accordingly, members holding securities in demat mode are requested to update their bank details with their depository participants. Members holding securities in physical form should send a request updating their bank details, to the company's RTA.

    In compliance with the aforesaid Circulars and upon normalization of the postal services, the company shall dispatch by post the dividend warrants to those members who have not registered their bank mandate with company.

21) Pursuant to the changes introduced by the Finance Act 2020 ('the Act'), dividend income will be taxable in the hands of the members w.e.f. 1 April 2020 and the company is required to deduct tax at source (TDS) from dividend paid to members at the prescribed rates:

For Resident Members, taxes shall be deducted at source under Section 194 of the Act, as follows:

Valid PAN of member available with the company	7.5% or as notified by the Government of India
Members without PAN/invalid PAN with the company	20% or as notified by the Government of India

However, no tax shall be deducted on the dividend payable to a resident individual member if the total dividend to be received by them during the financial year 2020-21 does not exceed ₹ 5,000/- and also in cases where members provide form 15G (applicable to any person other than a company or a firm)/form 15H (applicable to an Individual who is 60 years and older) subject to conditions specified in the Act. Members may also submit any other document as prescribed under the Act to claim a lower/nil withholding tax. PAN is mandatory for members providing form 15G/form 15H or any other documents as mentioned above.

For Non-Resident Members, taxes are required to be withheld in accordance with the provisions of Section 195 and other applicable Sections of the Act, at the rates in force. The withholding tax shall be at the rate of 20% (plus applicable surcharge and cess) or as notified by Government of India on the amount of dividend payable. However, as per Section 90 of the Act, non-resident members may have an option to be governed by the provisions of the Double Tax Avoidance Treaty (DTAA) between India and the country of tax residence of the member, if they are more beneficial to them. In order to avail the benefits of DTAA, the non-resident members will have to provide the following:

1. Self-attested copy of PAN allotted by the Indian income tax authorities.
2. Self-attested Tax Residency Certificate (TRC) obtained from the tax authorities of the country of which the member is a resident.
3. Form 10F duly filled and signed.
4. Self-declaration from non-resident member (format available on www.bigshareonline.com) primarily covering the following:
   a. Non-resident is and will continue to remain a tax resident of the country of residence during the financial year 2020-21;
   b. Non-resident is eligible to claim the benefit of respective tax treaty;
   c. Non-resident has no reason to believe that its claim for the benefits of the DTAA is impaired in any manner;
   d. Non-resident receiving the dividend income is the beneficial owner of such income; and
   e. Dividend income is not attributable/effectively connected to any permanent establishment (PE) or fixed base in India.
5. Any other documents as prescribed under the Act for lower withholding tax if applicable, duly attested by the member.

The company is not obligated to apply the beneficial DTAA rates at the time of tax deduction/withholding on dividend amounts. Application of beneficial DTAA rate shall depend upon the completeness and satisfactory review by the company, of the documents submitted by non-resident member.

Notwithstanding above, tax shall be deducted at source at 20% (plus applicable surcharge and cess) on dividend paid to foreign institutional investors ('FII') and foreign portfolio investors ('FPI'). Such TDS rate shall not be reduced on account of the application of the lower DTAA rate or lower tax deduction order, if any.

The aforementioned documents are required to be submitted at DRLtaxexemption@bigshareonline.com or uploaded on the website www.bigshareonline.com on or before Friday, 17 July 2020 in order to enable the company to determine and deduct appropriate TDS/withholding tax.

Incomplete and/or unsigned forms and declarations will not be considered by the company. No communication on the tax determination/deduction shall be considered post 17 July 2020.

The company will arrange to e-mail a soft copy of TDS certificate at the members' registered e-mail ID in due course, post payment of the said final dividend.

Members may note that in case the tax on said dividend is deducted at a higher rate in absence of receipt of the aforementioned details/documents, option is available to the member to file the return of income as per Income Tax Act, 1961 and claim an appropriate refund, if eligible.

All communications/queries in this respect should be addressed to our RTA, Bigshare Services Private Limited at their e-mail ID: DRLtaxexemption@bigshareonline.com

Above communication on TDS only sets out the provisions of law in a summarized manner and does not purport to be a complete analysis or listing of all potential tax consequences. Members should consult their own tax advisors for the tax provisions applicable to their particular circumstances.

22) Pursuant to Section 72 of the Companies Act, 2013, members are entitled to make a nomination in respect of shares held by them. Members desirous of making a nomination, pursuant to the Rule 19(1) of the Companies (Share Capital and Debentures) Rules, 2014 are requested to send their requests in form no. SH-13, to the RTA of the company. Further, members desirous of cancelling/varying nomination pursuant to the Rule 19(9) of the Companies (Share Capital and Debentures) Rules, 2014, are requested to send their requests in form no. SH-14, to the RTA of the company. These forms will be made available on request.

23) The members may note that, pursuant to SEBI Notification dated 8 June 2018 and Press Release dated 3 December 2018, transfer of shares (except transmission and transposition of shares) will be in dematerialised form only. Although, the members can continue to hold shares in physical form, they are requested to consider dematerializing the shares held by them in the company.

24) Your company is pleased to provide the facility of live webcast of proceedings of AGM. Members who are entitled to participate in the AGM can view the live proceedings of AGM by logging on the NSDL e-voting system at www.evoting.nsdl.com using their secure login credentials. Members are encouraged to use this facility of the live webcast. The webcast facility will be available from 9.00 am onwards on 30 July 2020.

25) Since the AGM will be held through VC/OAVM, the route map is not annexed in this notice.

By order of the board

Place: Hyderabad
Date: 17 June 2020

Sandeep Poddar
Company Secretary

ANNEXURE TO NOTICE OF AGM

Statement provided under Secretarial Standards on General Meetings (SS-2).

ITEM NO. 3

Mr. K Satish Reddy (aged 53 years) (DIN: 00129701) joined Dr. Reddy's in 1993 as an executive director responsible for manufacturing and new product development. In 1997, he was appointed as managing director. In the mid-1990s, as the company prepared for its global foray, he anchored the establishment of key systems and initiatives that positioned Dr. Reddy's for rapid expansion and helped to build its brand and corporate identity.

Mr. Reddy played an instrumental role in the company's transition from a bulk drugs manufacturer to a global player in the branded space by spearheading Dr. Reddy's entry into international Emerging Markets, especially Russia. He is focused on translating the company's strategy into action to drive its growth and performance globally.

Mr. Reddy was reappointed as whole-time director designated as managing director and chief operating officer for a period of five years commencing on 1 October 2012. After the demise of the company's founder, Dr. K Anji Reddy, he was re-designated as vice-chairman and managing director with effect from 30 March 2013 and has been subsequently re-designated as the chairman of the company with effect from 13 May 2014.

The board of directors and members of Dr. Reddy's, at their meetings on 12 May 2017 and 28 July 2017 respectively, approved the reappointment of Mr. K Satish Reddy as a whole-time director designated as chairman of the company for a further period of five years, commencing from 1 October 2017 to 30 September 2022, liable to retire by rotation. He retires by rotation at the 36th AGM of the company and, being eligible, offers himself for the reappointment.

The company has received an intimation in form DIR-8 pursuant to Rule 14 of the Companies (Appointment and Qualification of Directors) Rules, 2014, from Mr. Reddy to the effect that he is not disqualified in accordance with Section 164(2) of the Companies Act, 2013 and a declaration that he is not debarred or restrained from acting as a director by any SEBI order or by any other such authority.

Mr. Reddy has attended all board meetings held during FY2020. He holds 898,432 equity shares in the company.

Except Mr. K Satish Reddy and Mr. G V Prasad and their relatives, none of the other directors or key managerial personnel of the company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at item no. 3 of the notice.

The board recommends the resolution set forth in item no. 3 of the notice for approval of the members.

About Mr. Reddy:

Mr. Reddy graduated in Chemical Engineering from Osmania University, India and went on to receive an M.S. in Medical Chemistry from Purdue University, USA.

Mr. Reddy is also a director on the boards of: Greenpark Hotels and Resorts Limited, Stamlo Industries Limited, Dr. Reddy's Holdings Limited, Araku Originals Private Limited, Cipro Estates Private Limited, KAR Therapeutics & Estates Private Limited, Quin Estates Private Limited, Satish Reddy Estates Private Limited, Molecular Connections Private Limited, Dr. Reddy's Trust Services Private Limited, Dr. Reddy's Institute of Life Sciences and Ruthenika Technologies Limited in India; KAR Holdings (Singapore) Private Limited and KAREUS Therapeutics (Singapore) Private Limited, in Singapore and company's wholly-owned subsidiaries, Aurigene Discovery Technologies Limited and Dr. Reddy's Bio-Sciences Limited in India; Aurigene Discovery Technologies Inc. and Dr. Reddy's Laboratories Louisiana LLC in USA; Dr. Reddy's New Zealand Limited in New Zealand; Reddy Netherlands B.V. in The Netherlands and Lacock Holdings Limited in Cyprus.

He is a member of corporate social responsibility committee and stakeholders' relationship committee and chairman of banking and authorisations committee of Dr. Reddy's Laboratories Limited. Apart from the committee chairmanship or membership of Dr. Reddy's, he is not a chairman or a member of any committee of any other company.

Statement pursuant to Section 102(1), other provisions of the Companies Act, 2013, the Rules made thereunder, as applicable, under secretarial standards on general meetings (SS-2) for items no. 4 – 6 and under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations), wherever applicable.

ITEM NO. 4

Mr. G V Prasad (aged 59 years, DIN: 00057433) is a member of the company's board since 1986 and serves as co-chairman and managing director of the company.

He leads the core team that drives the growth and performance at Dr. Reddy's. He has played a key role in the evolution of Dr. Reddy's from a mid-sized pharmaceutical company into a globally respected pharmaceutical major. Mr. Prasad is widely credited as the architect of Dr. Reddy's successful Global Generics (GG) and Active Pharmaceutical Ingredients (API) strategies, as well as the company's foray into biosimilars, Proprietary Products and differentiated formulations.

Mr. Prasad was listed among the Top 50 CEOs that India ever had by Outlook magazine in 2017 and was recognized as one of the Top Five Most Valuable CEOs of India by Business World in 2016. He was also listed in the prestigious 'Medicine Maker 2018 Power List' of the most inspirational professionals shaping the future of drug development, and has been named India Business Leader of the year by CNBC Asia in 2015.

Prior to May 2014, he held titles of chairman and chief executive officer. He was the managing director of Cheminor Drugs Limited, prior to its merger with Dr. Reddy's. He was reappointed as whole-time director designated as co-chairman, managing director and CEO of the company at the 32nd AGM of the members held on 27 July 2016, for a period of five years commencing 30 January 2016 to 29 January 2021, liable to retire by rotation. Subsequently he was re-designated as co-chairman and managing director of the company effective from 1 August 2019.

As part of the initiative to create enduring guidance for the company, the board of directors of the company, at their meeting held on 20 May 2020, have approved the reappointment of Mr. G V Prasad as whole-time director designated as co-chairman and managing director of the company for a further period of five years commencing 30 January 2021 to 29 January 2026.

The company has, *inter alia*, received an intimation in Form DIR-8 pursuant to Rule 14 of the Companies (Appointment and Qualification of Directors) Rules, 2014, from Mr. Prasad to the effect that he is not disqualified in accordance with Section 164(2) of the Companies Act, 2013 and a declaration that he is not debarred or restrained from acting as a director by any SEBI order or by any other such authority.

Mr. Prasad has attended all meetings of the board held during FY2020. He holds 1,117,940 equity shares in the company.

Except Mr. G V Prasad, Mr. K Satish Reddy and their relatives, none of the other directors and key managerial personnel of the company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at item no. 4 of the notice.

The board recommends the resolution set forth in item no. 4 of the notice for approval of the members.

About Mr. Prasad:

Mr. Prasad holds a Bachelor's degree in Chemical Engineering from Illinois Institute of Technology, Chicago in the USA and an M.S. in Industrial Administration from Purdue University, Indiana in the USA.

Mr. Prasad is also a director on the boards of: Greenpark Hotels and Resorts Limited, Stamlo Industries Limited, Dr. Reddy's Holdings Limited, Ruthenika Technologies Limited, Molecular Connections Private Limited, Dr. Reddy's Trust Services Private Limited, Dr. Reddy's Institute of Life Sciences, International Foundation for Research and Education, Indian School of Business in India, and company's wholly owned subsidiaries – Aurigene Discovery Technologies Limited and Idea2Enterprises (India) Private Limited in India; Aurigene Discovery Technologies Inc., Dr. Reddy's Laboratories Inc., and Promius Pharma LLC in USA.

He is a member of corporate social responsibility committee, stakeholders' relationship committee and banking and authorisations committee of Dr. Reddy's Laboratories Limited and a member of the nomination and remuneration committee and the corporate social responsibility committee of company's wholly-owned subsidiary Aurigene Discovery Technologies Limited.

ITEM NO. 5

Mr. Prasad R Menon (aged 74 years, DIN: 00005078) was appointed as a non-executive independent director in terms of Section 149 and other applicable provisions of the Act for a period of five years with effect from 30 October 2017 up to 29 October 2022.

According to the Regulation 17(1A) of the Listing Regulations, a listed entity shall appoint a person or continue the directorship of any person as a non-executive director who has attained seventy five years of age only after the concerned listed company has obtained approval of its members by way of a special resolution.

Pursuant to the recommendations of the nomination, governance and compensation committee (NGCC) at its meeting held on 19 May 2020, the board of directors of the company at its meeting held on 20 May 2020, approved the continuation of directorship of Mr. Prasad R Menon (DIN: 00005078) as a non-executive independent director who will attain the age of seventy five years, up to the expiry of his present term i.e. 29 October 2022.

Accordingly, the company is seeking the approval of its members by way of a special resolution for continuation of directorship of Mr. Prasad R Menon as a non-executive independent director on the board of the company till the end of his present term up to 29 October 2022.

Mr. Menon has a vast experience of over 41 years in leading multinational and Indian companies in the chemical and power industry. He is an expert in strategy, human resources, management and governance. Mr. Menon also plays the role of lead independent director and acts as a channel of communication/feedback between independent directors and executive directors. The company needs to utilize his capabilities and continued guidance to keep up its foray in building a winning future.

Considering the above and despite Mr. Menon attaining the age of seventy five years, it is recommended to continue his directorship as a non-executive independent director up to the expiry of his present term i.e. 29 October 2022.

The company has, *inter alia*, received, a declaration from Mr. Menon stating that he meets the criteria of independence as provided in under the Section 149(6) Companies Act, 2013 and Regulation 16(1)(b) Listing Regulations and that he fulfils the conditions specified in Companies Act, 2013 and Listing Regulations for such continuation of his appointment and that he is not debarred/restrained from holding the office of director pursuant to any SEBI order or order of any other such authority.

In terms of Regulation 17(1A) of the Listing Regulations, Section 152, Schedule IV of to the Act and considering Mr. Menon's performance evaluation reports, the NGCC and the board are of the opinion that Mr. Menon fulfils the conditions for his reappointment as a non-executive independent director as specified in the Act, the Rules made thereunder and the Listing Regulations, and that Mr. Menon is independent of the management. The NGCC and the board strongly recommend the resolution for consideration of the members.

Mr. Menon has attended all meetings of the board held during FY2020. He doesn't hold any equity shares in the company.

Except Mr. Menon and his relatives, none of the other directors or key managerial personnel of the company and their relatives are concerned or interested, financially or otherwise, in the resolution set out in item no. 5 of the notice.

The board recommends the resolution set forth in item no. 5 of the notice for approval of the members.

About Mr. Menon:

Mr. Prasad R Menon is a chemical engineer from the Indian Institute of Technology (IIT), Kharagpur. Mr. Menon has over 41 years of diverse experience in some of the premier multinational and Indian companies in the chemical and power industry.

After 20 years with chemical giant ICI India Limited (now Akzo Nobel India Limited), he went on to become director (technical) of Nagarjuna Fertilisers and Chemicals Limited. In 2000, he took over as managing director of Tata Chemicals Limited, and in 2006, he stepped outside the chemicals field to become managing director of Tata Power Company Limited, from where he eventually retired in January 2011. Mr. Prasad R Menon also holds directorship in the Singapore Tourism Board and Sanmar Group Advisory Board.

He is the chairman of nomination, governance & compensation committee and a member of science, technology and operations committee of Dr. Reddy's Laboratories Limited. He is also a member of the governance committee of Singapore Tourism Board. The continued association of Mr. Menon would be of immense benefit to the company.

ITEM NO. 6

The board, on the recommendation of the audit committee, has approved the reappointment of M/s. Sagar & Associates, cost accountants, as cost auditors at a remuneration of ₹ 700,000/- (Rupees seven lakhs) per annum plus out of pocket expenses, at actuals and applicable taxes, to conduct the audit of the cost records of the company for the financial year ending 31 March 2021.

In accordance with the provisions of the Section 148 of the Companies Act 2013, read with the Companies (Audit and Auditors) Rules, 2014, the remuneration payable to the cost auditors has to be ratified by the members of the company.

Accordingly, consent of the members is sought for passing an ordinary resolution as set out at item no. 6 of the notice for ratification of the remuneration payable to the cost auditors for the financial year ending 31 March 2021.

None of the directors, key managerial personnel and their relatives are, in any way, concerned or interested, financially or otherwise, in this resolution.

The board recommends the resolution set forth in item no. 6 of the notice for approval of the members.

By order of the board

Place: Hyderabad
Date: 17 June 2020

Sandeep Poddar
Company Secretary

INSTRUCTIONS FOR E-VOTING

Dear Members,

In compliance with Regulation 44 of the SEBI Listing Regulations, Sections 108, 110 and other applicable provisions of the Companies Act, 2013 read with the relevant Rules thereunder, the company is pleased to provide remote e-voting facility to members to cast their vote on all resolutions set forth in the notice convening the 36th annual general meeting (AGM) to be held on Thursday, 30 July 2020 at 9.00 am. The company has engaged the services of National Securities Depository Limited (NSDL) for the purpose of providing remote e-voting facility to its members.

The remote e-voting facility is available at the link www.evoting.nsdl.com. The e-voting event number (EVEN) and period of remote e-voting are set out below:

EVEN	Commencement of remote e-voting	End of remote e-voting
113053	Sunday, 26 July 2020 at 9.00 am IST	Wednesday, 29 July 2020 at 5.00 pm IST

Please read the instructions printed below before exercising your vote. The details and instructions for e-voting and participation at the AGM through VC/OAVM form an integral part of this notice of the AGM to be held on 30 July 2020.

Procedure to vote electronically using NSDL e-voting system

The way to vote electronically on NSDL e-voting system consists of 'Two Steps' which are mentioned below:

Step 1: Log-in to NSDL e-voting system at www.evoting.nsdl.com

Step 2: Cast your vote electronically on NSDL e-voting system.

Step 1: How to Log-in to NSDL e-voting website?

1. Visit the e-voting website of NSDL. Open web browser and type the following URL: www.evoting.nsdl.com either on a personal computer or on a mobile.
2. Once the home page of e-voting system is launched, click on the icon 'Log-in' which is available under 'Shareholders' section.
3. A new screen will open. You will have to enter your user ID, your password and a verification code as shown on the screen.

Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at https://eservices.nsdl.com with your existing IDEAS log-in. Once you log-in to NSDL eservices after using your log-in credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically.

4. Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is
a) For members who hold shares in demat account with NSDL.	8 character DP ID followed by 8 digit Client ID. For example: if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******
b) For members who hold shares in demat account with CDSL.	16 Digit Beneficiary ID. For example: if your Beneficiary ID is 12************** then your User ID is 12**************
c) For members holding shares in Physical Form.	EVEN Number followed by Folio Number registered with the company. For example: if folio number is A01*** and EVEN is 123456 then user ID is 123456A01***

5. Instructions for retrieving password:
   a. If you are already registered for e-voting, then you can use your existing password to log-in and cast your vote.
   b. If you are using NSDL e-voting system for the first time, you will need your 'initial password'. Details of 'initial password' are given in point c (i) and (ii) below. Once you have your 'initial password', you need to enter the 'initial password' on the log-in page and the system will force you to change your password.
   c. Initial password:
      i. If your e-mail ID is registered in your demat account or with the company, your 'initial password' must have been communicated to you on your e-mail ID. Trace the e-mail sent to you from NSDL in your mailbox. Open the e-mail and the attachment which is a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8 digit Client ID for NSDL account or last 8 digits of Beneficiary ID for CDSL account or Folio Number for shares held in physical form. The .pdf file contains your 'User ID' and your 'initial password'.
      ii. If your e-mail ID is not registered with the depository or with the company, follow the below process for procuring User ID and password and registration of e-mail ID for e-voting:
         a. In case shares are held in physical mode please provide a signed request letter mentioning your name, folio no., scanned copy of the share certificate (front and back), self-attested scanned copy PAN or Aadhar card by e-mail to shares@drreddys.com or bsshyd@bigshareonline.com
         b. In case shares are held in demat mode, please provide a signed request letter mentioning your name, your 16 digit DPID + Client ID or 16 digit beneficiary ID, self-attested scanned copy of client master or consolidated account statement, self attested scanned copy of PAN or Aadhar card to shares@drreddys.com or bsshyd@bigshareonline.com

c. Alternatively member may send a request by e-mail to evoting@nsdl.co.in for obtaining User ID and PASSWORD by proving the details mentioned in Point (a) or (b) as the case may be.

6. If you are unable to retrieve or have not received the 'initial password' or have forgotten your password:

   i. If you are holding shares in your demat account with NSDL or CDSL, click on 'Forgot User Details/Password' option available on www.evoting.nsdl.com

   ii. If you are holding shares in physical mode, click on 'Physical User Reset Password'.

   iii. If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, PAN, name and registered address.

   iv. You can also use the one time password (OTP) based login for casting the votes on the NSDL e-voting system.

7. After entering your password, click on 'Agree to Terms and Conditions' by selecting on the check box.

8. Now you will have to click on 'Log-in' button.

9. After you click on the 'Log-in' button, home page of e-voting will open.

Step 2: How to cast your vote electronically on NSDL e-voting system?

1. After successful login at Step 1, you will be able to see the home page of e-voting. Click on e-voting. Then, click on Active Voting Cycles.

2. After clicking on Active Voting Cycles, you will be able to see all the companies' E-Voting Event Number ('EVEN') in which you are holding shares and whose voting cycle is in active status.

3. Select 'EVEN' of 'Dr. Reddy's Laboratories Limited'. The Cast Vote page will open.

4. Now you are ready for e-voting as the voting page opens.

5. Cast your vote by selecting your favoured option i.e. assent/dissent, verify/modify the number of shares for which you wish to cast your vote and click on 'Submit, and also 'Confirm' when prompted.

6. Upon confirmation, the message 'Vote cast successfully' will be displayed.

7. You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.

8. Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

General Instructions:

a) The remote e-voting period commences on Sunday, 26 July 2020 (9.00 am IST) and ends on Wednesday, 29 July 2020 (5.00 pm IST). During this period, members of the company, holding shares either in physical form or in dematerialized form, as on the cut-off date of Thursday, 23 July 2020, may cast their votes electronically. The remote e-voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by the member, the member shall not be allowed to change it subsequently or cast the vote again.

b) Any person, who acquires shares of the company and becomes a member of the company after dispatch of the notice of AGM and holds shares as on the cut-off date i.e. Thursday, 23 July 2020, may obtain user ID and password by sending a request at evoting@nsdl.co.in. However, if you are already registered with NSDL for e-voting, then you can use your existing user ID and password for casting your vote. If you forget your password, you can reset the password by using 'forgot user details/password?' or 'physical user reset password?' option available on www.evoting.nsdl.com or contact NSDL at the following toll free no.: 1800-222-990.

c) The members who have cast their vote by remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their vote again.

d) The facility for voting through electronic voting system shall be made available during the AGM and only those Members, who will be present in the AGM through VC/OAVM facility and have not cast their vote on the Resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through e-voting system in the AGM.

e) The voting rights of members shall be in proportion to the shares held by them, of the paid-up equity share capital of the company as on the cut-off date of Thursday, 23 July 2020.

f) Mr. G Raghu Babu, partner of M/s. R & A Associates, practising company secretary, Hyderabad (membership no. FCS 4448 & certificate of practice no. 2820) has been appointed by the board as the scrutinizer to scrutinize the voting through electronic means during AGM and remote e-voting process in a fair and transparent manner.

g) At the AGM, at the end of discussion on the resolutions on which voting is to be held, the chairman shall, with the assistance of scrutinizer, order voting through electronic means for all those members who are present at the AGM through VC/OAVM but have not cast their votes electronically using the remote e-voting facility.

h) Immediately after the conclusion of voting at the AGM, the scrutinizer shall first count the votes cast at the AGM and thereafter unblock the votes cast through remote e-voting in the presence of at least two witnesses not in the employment of the company. The scrutinizer shall prepare a consolidated scrutinizer's report of the total votes cast in favour or against, if any, not later than forty eight hours after the conclusion of the AGM. This report shall be made to the chairman or any other person authorized by the chairman, who shall declare the result of the voting forthwith.

i) The voting results declared along with the scrutinizer's report shall be placed on the company's website www.drreddys.com and the website of NSDL immediately after the declaration of the result by the chairman or a person authorized by the chairman. The results shall also be immediately forwarded to the BSE Limited, National Stock Exchange of India Limited and the New York Stock Exchange Inc.

j) Institutional members (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant board resolution/authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the scrutinizer by e-mail to drlscrutinizer@gmail.com with a copy marked to evoting@nsdl.co.in

k) It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the 'Forgot User Details/Password?' or 'Physical User Reset Password?' option available on www.evoting.nsdl.com to reset the password.

l) In case of any queries, you may refer the frequently asked questions (FAQs) and e-voting user manual, available at downloads section of www.evoting.nsdl.com or call on toll free no.: 1800-222-990. You can also refer your queries to NSDL through e-mail ID: evoting@nsdl.co.in

By order of the board

Place: Hyderabad
Date: 17 June 2020

Sandeep Poddar
Company Secretary

INSTRUCTIONS FOR MEMBERS ATTENDING THE AGM THROUGH VC/OAVM ARE AS UNDER:

1. Member will be provided with a facility to attend the AGM through VC/OAVM through the NSDL e-voting system. Members may access the same at www.evoting.nsdl.com under shareholders login by using the remote e-voting credentials. The link for VC/OAVM will be available in shareholders login where the EVEN of company will be displayed. Please note that the members who do not have the User ID and Password for e-voting or have forgotten the User ID and Password may retrieve the same by following the remote e-voting instructions mentioned in this notice to avoid last minute rush. Further members can also use the OTP based login for logging into the e-voting system of NSDL.
2. Members are encouraged to join the meeting through laptops instead of mobiles for better experience.
3. Further members will be required to allow camera usage on their systems and use a good speed internet to avoid any disturbance during the meeting.
4. Please note that participants connecting through mobile devices or tablets or laptop, via mobile hotspot may experience audio/video loss due to fluctuation in their respective network. It is therefore recommended to use stable Wi-Fi or LAN connection to mitigate any kind of aforesaid glitches.
5. Members who would like to express their views/ask questions during the meeting need to register themselves as a speaker by sending their request mentioning their name, demat account number/folio number, e-mail ID and mobile number at shares@drreddys.com on or before 27 July 2020 (6:00 pm IST)
6. Those members who have registered themselves as a speakers in advance will only be allowed to express their views/ask questions during the meeting.
7. The company reserves the right to limit the number of speakers depending on the availability of time at the AGM.
8. In case any assistance is needed, members may contact:
    a. Mr. Amit Vishal, Senior Manager, NSDL at amitv@nsdl.co.in or at telephone number: 022-24994360.
    b. Ms. Pallavi Mhatre, Manager, NSDL at pallavid@nsdl.co.in or at telephone number: 022-24994545.
    c. NSDL at evoting@nsdl.co.in or at toll free no : 1800-222-990.